Siemens AG, Wittelsbacherplatz 2, 80333 Muenchen

Ms. Kate Tillan
Assistant Chief Accountant
Division of Corporate Finance
US Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 3030
Washington, D.C. 20549-5546, USA
United States of America
May 18, 2010

Re:	Siemens Aktiengesellschaft Annual Report on Form 20-F for the Year Ended September 30, 2009, Filed December 4, 2009 File No. 001-15174
Dear Ms. Tillan,
          We are writing in response to your letter dated April 13, 2010 to Dr. Patzak and Mr. Wittig setting out 8 follow up comments on the above-mentioned filing. For ease of reference, we have repeated the Staff’s comments in italicized text prior to our responses.
Comment
Information on the Company, page 11
1.	We note from your response to comment 3 in your March 30, 2010 letter that since you adopted the policies in early 2010 relating to not entering into new contracts with customers in Iran that you have entered into new agreements in Iran consistent with the policies outlined in your letter. Please describe to us these new agreements.
Response to Comment
     Following the adoption in mid-February 2010 of our new policies relating to business with customers in Iran, our already qualitatively and quantitatively immaterial business activities with customers in that country have been reduced in scope. We have terminated a number of existing contracts relating to business activities with customers in Iran, including several distribution and agency agreements. Furthermore, consistent with our announced policies, we have declined to pursue a significant number of projects and business opportunities with customers in Iran and we have terminated negotiations relating to potential new projects that would have been outside the scope of our new policies. The impact of these actions has been greatest in our Energy Sector.

Siemens AG	Wittelsbacherplatz 2 80333 Muenchen Germany	Tel.: +49 (89) 636 00 Fax: +49 (89) 636 34242
Siemens Aktiengesellschaft: Chairman of the Supervisory Board: Gerhard Cromme;
Managing Board: Peter Loescher, Chairman, President and Chief Executive Officer; Wolfgang Dehen, Heinrich Hiesinger,
Joe Kaeser, Barbara Kux, Hermann Requardt, Siegfried Russwurm, Peter Y. Solmssen
Registered offices: Berlin and Munich, Germany; Commercial registries: Berlin Charlottenburg, HRB 12300, Munich, HRB 6684
WEEE-Reg.-No. DE 23691322

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
     Below we have provided an overview of the types of agreements we have with customers in Iran. For these purposes, we have distinguished between legally binding commitments already existing before the adoption of our new policies and the new agreements entered into by the Siemens group since our new policies were adopted, although both can result in “New Orders” as reported by Siemens. According to the aforementioned policies, new agreements are only permitted in exceptional cases and have to be individually authorized on a case by case basis by the respective sector management pursuant to a detailed and mandatory authorization process, in conjunction with the Legal and Compliance Department. Since the adoption of our policies, new agreements have been strictly regulated which has had an impact on the nature and volume of our new agreements with customers in Iran in a way that reflects our commitment to reduce our business activities in that country.
Pre-existing Commitments
     As previously announced and reported in our Form 6-K for the first quarter of fiscal 2010, we will continue to honor our legally binding obligations resulting from agreements that existed, or bids that were submitted, before our new policies were announced and adopted (our “pre-existing commitments”). Many of these pre-existing commitments were entered into many years ago and they are most often found in the Energy Sector. Such commitments are generally the result of long term, large scale and often highly customized projects that Siemens is involved in. Our pre-existing commitments are comprised of specified agreements and framework agreements. Specified agreements are contracts which generally include provisions that in and of themselves require Siemens to provide specific goods and services over a number of years. Framework agreements are those contracts under which the customer has the right to require Siemens to provide goods and services in the future. These framework agreements do not necessarily specify all of the terms on which services will be provided, nor do they generally indicate the exact quantity and quality of goods Siemens must provide. Instead, these detailed customer requests are the subject of separate agreements that are entered into at the time the customer exercises its rights under the framework agreement. Customer rights under such framework agreements to require Siemens to provide future goods and services are generally enforceable before internationally recognized arbitration tribunals. These pre-existing commitments can and in certain cases will lead to New Orders and future revenues. In fact, the volume of the Siemens group’s New Orders (from the adoption of our new policies through the end of April 2010) resulting from business with customers in Iran pursuant to pre-existing commitments is higher, mainly due to the Energy Sector business, than the volume of New Orders resulting from business with customers in Iran pursuant to new agreements. The volume of our New Orders attributable to pre-existing commitments with customers in Iran, as well as our related revenues in subsequent periods as orders are fulfilled, will continue to fluctuate in the future depending on our customers’ requests that we fulfill our pre-existing commitments. As set forth in our new policies, we have been trying, and will continue to try, to reduce our pre-existing commitments. It is expected that Siemens’ business activities in Iran will decline over time as a result of the implementation of its new policies and the related reduction in the number of new contracts entered into.
Description of New Agreements
     As set forth by our policies, new agreements may only be entered into based on one of the following exceptions, which we described in greater detail in our letter to you dated March 30, 2010:
•	products and services for humanitarian purposes;

•	products and services required to service the installed base (e.g., spare parts, service and assembly activities, etc.);

•	indirect deliveries of products and solutions via non-affiliated third-parties in certain limited cases.

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
     We wish to particularly emphasize that the second exception listed above is primarily a consequence of our international product liability obligations and our general duty to ensure product integrity. Please note that, under certain circumstances, there are statutory obligations which require us to enter into new service-related agreements in order to limit our exposure to potential liability claims from customers in Iran. The third exception listed above generally relates to circumstances where Siemens’ contribution to the system or product being delivered by the third party is marginal. Even in such circumstances, the exception is not automatic, but must be individually approved as described above.
     As requested by the Staff, below please find a description of the new agreements entered into by Siemens with customers in Iran since the adoption of its new policies relating to such contracts. For purposes of this letter, Siemens considers the term “new agreements” to relate to agreements to provide goods and services to customers in Iran where Siemens was not legally obliged under pre-existing commitments to provide such goods and services. Please note that the measure New Orders also includes volumes relating to pre-existing commitments, as explained above.
     Of the new agreements concluded by the Siemens group with customers in Iran since the adoption of our new policies, approximately 45 per cent of the volume can be attributed to our Energy Sector, another approximately 45 per cent of the volume to our Healthcare Sector and the remaining volume (approximately 10 per cent) stems from our Industry Sector.
     In quantitative terms, the volume of all new agreements concluded by the Siemens group with customers in Iran after the adoption of our new policies is a fraction of less than 0.25 per cent of, and thus deemed immaterial compared to, the aggregate worldwide New Orders intake of the Siemens group (applying for the respective time period the monthly average New Orders intake as derived from the six months ended March 31, 2010).
Energy Sector
     In the Energy Sector, approximately 95 per cent of the volume of our new agreements with customers in Iran relates to service contracts, i.e. is related to maintenance, repair and field services in order to service existing installations. The remainder is related to indirect business as permitted under the related exception described in greater detail in our letter to you dated March 30, 2010.
Healthcare Sector
     In the Healthcare Sector, our new agreements relate to services or products to be provided for humanitarian purposes, as set forth in our policies, or to spare parts for existing humanitarian products or solutions. Within the Healthcare Sector, new agreements with customers in Iran were primarily entered into by our Workflow & Solutions division and our Imaging & IT division.
Industry Sector
     In the Industry Sector, new agreements with customers in Iran were primarily entered into by our divisions Drive Technologies and Mobility. These agreements relate to the delivery of spare parts to service existing installations or to indirect deliveries as permitted under the related exception in our policies. Among other things, the spare parts provided, or to be provided, include drives, inverters, gear wheels, bearings, seal rings for mining, train power supplies and overhead contact lines for transportation systems.

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
Comment
2.	Please amend your Form 6-K dated February 1, 2010 to clarify that you may still enter into new contracts to provide goods and services in Iran under certain exceptions.
Response to Comment
     In our Form 6-K dated May 3, 2010, we included a paragraph describing the new group-wide policies that were adopted by Siemens in mid-February 2010 (i.e. after our Q1 Form 6-K was filed) to implement its policy that, as a general rule, it will not enter into new contracts with customers in Iran, although it will continue to honor pre-existing commitments. This paragraph which is reproduced below for your reference, clarifies the limited circumstances under which Siemens may continue to do business in Iran.
From page 6 of our Form 6-K dated May 3, 2010:
“As previously disclosed, Siemens has decided and announced that, as a general rule, it will not enter into new contracts with customers in Iran. Since the announcement, Siemens has issued group-wide policies that establish the details of its general decision. Under these policies, Siemens shall not tender further bids for direct deliveries to customers in Iran. Furthermore, indirect deliveries from Siemens to Iran via external third parties, including companies in which Siemens holds a minority stake, are generally prohibited unless an exception is specifically approved under certain circumstances. Notwithstanding the foregoing, products and services for humanitarian purposes, including the products and services supplied by the Healthcare Sector, and products and services required to maintain the installed base (e.g. spare parts and maintenance and assembly services) may still be provided under the policies. Finally, legally binding bids submitted in the past and existing agreements may be honored.”
Separately, due to recent political developments that have created uncertainty as to the future status of certain countries, including possible new or heightened embargo regulations relating to Iran, Siemens introduced an updated risk factor in its Form 6-K dated May 3, 2010. The risk factor, which can be found on page 30 of such Form 6-K, is as follows:
“As previously disclosed, we conduct business with customers in countries that are subject to export controls, embargos or other forms of trade restrictions imposed by the U.S., the European Union or other countries or organizations, including with customers in Iran. Even though we have decided, as a general rule, not to enter into new contracts with customers in Iran, we may still conduct certain business activities and provide products and services to customers in Iran under certain circumstances in accordance with the detailed policies implementing this general rule, as described in more detail in the section of this Interim Report entitled “Results of Siemens.” If new export controls, embargos or other forms of trade restrictions should be imposed on Iran or the other sanctioned countries in which we do business, or if existing sanctions and controls are tightened, our existing business in such countries may be curtailed or lead to reputational harm and we may become subject to penalties, customer claims and other actions.”

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
Comment
3.	Please note that we may have further comments after our discussions with your counsel regarding activities in Iran, Syria and Cuba.
Response to Comment
     We have duly noted the Staff’s comment.
Comment
Controls and Procedures, page 147
4.	We note that the proposed future disclosure in response to prior comments 4 and 5 continues to include language after the word effective (i.e. in providing such assurance). We also note that while your response states that you plan to disclose in future filings that your disclosure control and procedures were effective at the reasonable assurance level, your proposed disclosure did not include such a reference. Please refer to prior comments 4 and 5 with respect to your disclosure in future filings.
Response to Comment
Current response draft:
     We acknowledge the Staff’s comments and intend to revise our wording in future filings as follows:
As of September 30, 2009, Siemens performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. The evaluation was performed with the participation of key corporate senior management and senior management of each business sector under the supervision of the CEO, Peter Löscher, and CFO, Joe Kaeser. The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported in a timely manner and accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. The Company’s management, including the CEO and CFO, concluded that, as of September 30, 2009, Siemens’ disclosure controls and procedures were effective.
Comment
Revenue Recognition page F-12
5.	With respect to your response to prior comment 7, please further tell us why you believe the residual value method is consistent with the guidance in IAS 18 and paragraphs BC12 to BC 14 of IFRIC 13. Tell us the accounting literature you relied upon in determining that the residual value method is appropriate and how you applied the accounting literature to your situation.

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
Response to Comment
     IAS 18 Revenue does not provide specific guidance on how to allocate revenue to any separately identified components within an arrangement. However, recent interpretations, such as IFRIC 13 (which is quoted in your question), provide additional guidance for revenue allocation under IFRS.
     According to IFRIC 13.6 the "...consideration allocated to the award credits shall be measured by reference to their fair value, i.e. the amount for which the award credits could be sold separately.”
     IFRIC 13.BC14 states that the "...Interpretation does not specify whether the amount allocated to the award credits should be: (a) equal to their fair value (irrespective of the fair values of the other components); or (b) a proportion of the total consideration based on the fair value of the award credits relative to the fair values of the other components of the sale.” Method (a) involves estimating the fair value of award credits, and then allocates any residual revenue to the original sales (residual value method), whereas method (b) is generally referred to as the relative fair value method. As noted in IFRIC 13.BC 14, IAS 18 does not specify either how the relative fair value method should be applied or the circumstances under which this method should be used. Also, the “...IFRIC decided that the Interpretation should not be more prescriptive than IAS 18.” Thus IFRIC 13.AG 3 and IFRIC 13.BC14 leave the selection of the one or the other method to management’s judgment.
     During the development of D20 Customer Loyalty Programmes (the later IFRIC 13) the IFRIC discussed and did not mandate which allocation methods should be allowed (see, for example, the IFRIC UPDATE of March 2007). The IFRIC UPDATE of May 2007 refers to this discussion and presents the following conclusion: “Before approving the Interpretation, the IFRIC reconsidered the proposal in D20 that revenue should be allocated between goods or services sold and the award credits by reference to their relative fair values. It decided that the Interpretation should require the revenue allocated to the award credits to be measured by reference to their fair values (rather than cost). However, the Interpretation should not preclude an allocation method in which the amount allocated to the award credits is equal to their fair value, with the residual consideration being allocated to the other goods and services. This latter method could be simpler to apply and be justified on practical and materiality grounds” (emphasis added).
     Our conclusion that the residual value method is compliant with IAS 18 is also shared by IFRS financial reporting manuals of the larger public accounting firms. We would like to quote the following sources:
•	KPMG Insights into IFRS 6th Edition 2009/10, page 865:

“4.2.60.20 While IAS 18 largely is silent on the allocation of revenue to components, there is specific allocation guidance included in recent interpretations such as IFRIC 13 in respect of customer loyalty programmes and IFRIC 15 in respect of real estate sales. Under these interpretations, revenue could be allocated to components using either of the following methods:
•	relative fair values; or

•	fair value of the undelivered components (residual or fair value method).”
and further

“4.2.60.40 Using the residual method, the undelivered components are measured at fair value, and the remainder of the consideration is allocated to the delivered component. For example, assume a transaction consists of two components, X and Y; at the reporting date only component X has been delivered. If the fair value of component Y is 90 and the total consideration is 120, then revenue of 30 would be allocated to component X and 90 to Y.”

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
•	DELOITTE, iGAAP 2010 – IFRS reporting in the UK, page 1679:

“...However, as noted in IFRIC 13.BC14, IAS 18 does not prescribe the use of this ‘relative fair value’ method, and management should use judgment in each case to select a method that will reasonably approximate the amount that the customer is paying for each component.

When reliable fair values are available only for the undelivered components, it may be appropriate to deduct these from the total fair value of the transaction to derive a fair value attributable to the delivered components. ”
     Given our conclusion that the residual value method is compliant with IAS 18, Siemens applies the residual value method in cases where the reliable fair values are not available for all individual components, but only when the fair value of the delivered elements is not available. Siemens does not apply the residual value method when the fair values of the undelivered components are not available (so-called reverse residual method).
     Based on the above, we believe the application of the residual value method by Siemens is in full compliance with current IFRS.
Comment
Note 8. Income (Loss) from Investments Accounted for Using the Equity Method. Net page F-26
6.	We note your response to prior comment 14. As previously requested, please tell us and revise your future filings within your critical accounting policy section within Item 5 to include a more detailed explanation of the nature, amount, and timing of the impairment losses that you recognized related to your NSN investment. Please also provide to us a description of the significant assumptions used in the discounted cash flow method underlying the fair value of your NSN equity investment.
Response to Comment
     We acknowledge the Staff’s comment. In future filings, we will include a more detailed discussion of the nature, amount and timing of impairment losses recognized in our financial statements in the critical accounting policy section of Item 5. With regards to the NSN impairment, we will include the following wording:
     “In the three months ended September 30, 2009, NSN, presented in the segment Equity Investments was tested for impairment. The main triggering events were NSN’s loss of market share as well as a decrease in the product business operations resulting in significantly adjusted financial forecasts of future cash flows of NSN. The NSN impairment test is based on fair value less costs to sell applying a discounted cash flow method. As a result, an impairment loss of €1,634 was recognized.”
     In our disclosures, we will also include a discussion of possible uncertainties which may affect the significant assumptions we used, to the extent necessary. At a minimum, in Item 5 we will include wording similar to: “Whether future impairments of our investment in NSN will be required is dependent on its ability to grow and/or otherwise return to increasing profitability”.

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
     With regards to your request to provide the Staff with a description of the significant assumptions we would like to give you the following information. The weighted average cost of capital (WACC) and the terminal value growth rate were the key assumptions used in Siemens’ calculation of the fair value of its NSN equity impairment. Siemens used a WACC of 9% (post tax) and a terminal value growth rate of 1.0%. We believe our assumptions are generally consistent with the current market assessment of the risks specific to NSN and take into consideration macroeconomic and industry specific trends.
Comment
Exhibit 8.1
7.	We note your response to prior comment 16. To help us understand the impact of your accounting, please provide us with a comprehensive materiality analysis (qualitative and quantitative) supporting your statement that the impact of not consolidating these subsidiaries or recording the equity method associates is not material. Include a comparison of all the major balance sheet and statement of operations captions for each period. Please also address whether any individual entity was material.
Response to Comment
     Below please find our separate responses regarding the principles under IFRS and the related SEC guidance on materiality with respect to (a) non consolidated subsidiaries and (b) associates not accounted for using the equity method below.
A.	Non consolidated subsidiaries
     The following table provides an analysis of the effects (on a percentage basis) the inclusion of these subsidiaries in our consolidated financial statements would have had on major balance sheet and statement of operations captions, for each of the periods presented in our financial statements.

	FY 2009	FY 2008	FY 2007
Current assets	0.11%	0.28%	1.61%
Non-current assets	0.01%	(0.22)%	(0.26)%
Total assets	0.06%	0.01%	0.72%
Total liabilities	0.08%	0.18%	1.19%
Equity	0.01%	(0.41)%	(0.28)%
Revenue	0.10%	0.20%	0.96%
Income before income taxes	0.04%	0.13%	0.04%
Net income	(0.05)%	0.07%	(0.30)%
     Note: The percentages were primarily calculated on the basis of statutory accounts balances. Assumptions were used to eliminate the effects of intercompany transactions and in limited cases for the current/ non-current distinction.

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
     We particularly assess the quantitative materiality of the non consolidated subsidiaries on the consolidated financial statements in a first step based on “Net income” and “Total assets”; in a second step we consider “Revenue” as all three figures are considered relevant to the users of our financial statements.
     With percentages below 1%, the figures provided in the table above with regards to “Net income” and “Total assets” reflect the response we provided to you in our first letter dated March 30, 2010, on a quantitative basis. The percentages for “Revenue” are also well below 1% for 2009 and 2008 and have substantially decreased since 2007.
     As part of our analysis, we also consider materiality of the non consolidated subsidiaries on an individual basis. The table below provides an overview of the largest impact on the caption, of an individual subsidiary not consolidated for “Total assets”, “Revenue” and “Net income” in each of the periods presented.

	FY 2009	FY 2008	FY 2007
Total assets	0.03%	0.03%	0.05%
Revenue	0.05%	0.05%	0.05%
Net income	(0.04)%	0.20%	0.33%
     In addition to the qualitative criteria set forth in SAB 99, we consider specific factors like whether the company has operating activities, the time to and procedures for final liquidation and additional risk analysis with respect to potentially existing legal liabilities, warranties or guarantees. As described in our letter dated March 30, 2010, our current internal accounting policies, which include these qualitative aspects, have greatly contributed to constantly reducing the number of subsidiaries not consolidated based on materiality from fiscal year 2007 to 2009.
     Based on the quantitative and qualitative analysis, we came to the conclusion that the effect of not consolidating these “subsidiaries not consolidated on the basis of immateriality” was not material to the Siemens consolidated financial statements on an individual and on an aggregate basis.
B.	Associates not accounted for using the equity method
     The exemption from equity accounting for associates is subject to strict internal guidance which we briefly explained in our previous response dated March 30, 2010. Investments in associates not accounted for applying the equity method based on materiality are accounted for under IAS 39.
     The line items “Income/loss from investments accounted for using the equity method, net” and “Investments accounted for under the equity method” are specific to the equity method and vary based on the one-line consolidation foreseen in its application. Even smaller unusual and other special effects including aperiodic dividend receipts on a total amount basis can impact a purely percentage based materiality analysis significantly. Accordingly we base the quantitative materiality assessment for associates accounted for at cost based on the relevant captions defined under Section A above, i.e. “Net income” and “Total assets”.

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
     The following table provides an analysis of the impact of applying the equity method instead of IAS 39 to associates not accounted for using the equity method in the consolidated financial statements of Siemens for each of the periods presented in our financial statements.

	FY 2009	FY 2008	FY 2007
Total assets	0.03%	0.04%	0.04%
Net income	0.07%	0.08%	0.10%
     As part of our quantitative analysis, we also consider the materiality of not accounting for these associates using the equity method on an individual basis and conclude that none of these entities is material to our consolidated financial statements.
     Considering the qualitative factors set forth in SAB 99 and the results of the quantitative analysis, we believe the effect of not accounting for these associated companies using the equity method is not material to the Siemens consolidated financial statements on an individual and on an aggregate basis.
Comment
8.	Your response to prior comment 17 noted that the two companies are pension relief funds. Please tell us how you considered IAS 19 in your accounting for these two companies.
Response to Comment
     The use of “Unterstützungskassen” (pension relief funds) in order to process post employment benefits is codified in the German Company law and enjoys special tax relief under the German Corporate Tax Code. All employee benefit obligations financed through the Unterstützungskassen referred to below qualify as defined benefit plans and the related defined benefit obligations are accounted for by Siemens AG.
     Siemens accounts for the Unterstützungskassen referred to in our response dated March 30, 2010 by applying the guidance in IAS 19 Employee Benefits. The assets in the two Unterstützungskassen listed in Exhibit 8.1 share the characteristics of plan assets (i.e., the Unterstützungskassen are legally separate and the assets are restricted in that they are for the use in relation to post employment benefits).
     As of September 30, 2009, 2008 and 2007, the fair value of the assets held by Atecs Mannesmann Unterstützungskasse GmbH that are accounted for as plan assets amounted to 1.7 million EUR, 7.5 million EUR and 14.5 million EUR, respectively. The fair value of the assets held by Unterstützungskasse der VDO Mess- und Regeltechnik GmbH that are accounted for as plan assets amounted to less than 0.1 million EUR as of September 30, 2009, 2008 and 2007, respectively.
* * *

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
     We trust that our responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact us.
     In accordance with your request, Siemens Aktiengesellschaft acknowledges that:
•	The company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: May 18, 2010	Very truly yours, Siemens Aktiengesellschaft
/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

/s/ Solms U. Wittig
	Name:	Solms U. Wittig
	Title:	General Counsel Corporate & Finance

cc:	Ms. Tara L. Harkins
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission

Mr. Kevin Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

Mr. Joe Kaeser Executive Vice President and Chief Financial Officer Siemens Aktiengesellschaft

Mr. Peter Y. Solmssen Executive Vice President and General Counsel Siemens Aktiengesellschaft

Mr. Krystian Czerniecki, Esq. Sullivan & Cromwell, LLP

Mr. Rudolf Kraemmer Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft